UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2014

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

On June 30, 2014 (the “Signing Date”), EZchip Semiconductor Ltd., a company organized under the laws of Israel (“EZchip”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Eros Acquisition Sub, Inc., a corporation newly formed under the laws of Delaware and a wholly owned indirect subsidiary of EZchip (“Merger Sub”), Tilera Corporation, a Delaware corporation (“Tilera”), and Shareholder Representative Services LLC, as the Securityholder Representative.  Pursuant to the Merger Agreement, at the effective time of the merger, Merger Sub will be merged with and into Tilera (the “Merger”), with Tilera continuing after the Merger as the surviving corporation and a wholly owned indirect subsidiary of EZchip.  The total cash purchase price payable in connection with the Merger will be up to $130 million, subject to certain adjustments contemplated by the Merger Agreement, with $50 million payable in cash at closing and up to an additional $80 million payable in cash subject to achievement of future performance milestones.  In addition, on the Signing Date, EZchip extended Tilera a loan of $5 million which will be repaid at closing from the purchase price.

The completion of the Merger is subject to approval of the Merger Agreement by the requisite stockholders of Tilera and the satisfaction or waiver of other customary closing conditions, including, among other things, the approval of the Committee on Foreign Investment in the United States.  EZchip currently anticipates that the Merger will be completed during the third quarter of 2014.

Tilera and EZchip have made customary representations and warranties and agreed to customary covenants in the Merger Agreement.  The Merger Agreement also contains certain termination rights in favor of EZchip and/or Tilera.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference.  The Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any other factual information about EZchip and/or Tilera.  The Merger Agreement contains representations and warranties by EZchip and Tilera which have been made solely for the benefit of the contracting parties.  These representations and warranties (i) may be intended not as statements of fact, but rather as a means of allocating risk between EZchip and Tilera should those statements prove to be inaccurate, (ii) have been qualified by disclosures made by each contracting party to other parties in connection with the negotiation of the Merger Agreement, (iii) may apply standards of materiality different from what may be considered material to investors, and (iv) were made only as of the date of the Merger Agreement or such other date(s) as may be specified in the Merger Agreement and may not reflect more recent developments.  Accordingly, these representations and warranties may not describe the actual state of affairs at the date they were made or at any other time.

Exhibits

99.1
Agreement and Plan of Merger, dated June 30, 2014, by and among EZchip Semiconductor Ltd., Eros Acquisition Sub, Inc., Tilera Corporation and Shareholder Representative Services LLC, as the Securityholder Representative.

99.2	Press Release dated July 1, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Semiconductor Ltd.

By:	/S/ DROR ISRAEL
Name:	Dror Israel
Title:	Chief Financial Officer

Date: July 1, 2014

Exhibit Index

99.1
Agreement and Plan of Merger, dated June 30, 2014, by and among EZchip Semiconductor Ltd., Eros Acquisition Sub, Inc., Tilera Corporation and Shareholder Representative Services LLC, as the Securityholder Representative.

99.2	Press Release dated July 1, 2014.